Greenside House, 50 Station Road, Wood Green, London N22 7TP
[redacted]hone: 020 8918 3600

1st February 2008

08000564

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

January 7th; 7th; 10th; 14th; 14th; 15th; 16th; 16th; 23rd; 23rd; 24th; 28th; 30th , 31st, 31st

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

PROCESSED
FEB 08 2008
THOMSON FINANCIAL

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 January 2008 14:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:2173L
William Hill PLC
07 January 2008

The following notification was received on 4 January 2008 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

7 January 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:()

An event changing the breakdown of voting rights: (   )

Other (please specify) :   (   )

....

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :

Goldman, Sachs & Co.,

Goldman Sachs International,

Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

2 January 2008

6. Date on which issuer notified:

4 January 2008

7. Threshold(s) that is/are crossed or reached:

7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	21,761,656	6.25%

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction: Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896		23,871,140	521,432	6.87%	0.15%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
24,392,572	7.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

The interest in 264,526 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 23,871,140 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 256,906 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

Proxy Voting:

10. Name of proxy holder:

N/A

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

General email contact:

shareholderdisclosures@gs.com

14. Contact name:

Sean Rogers / Alan Cox

15. Contact telephone number:

0207 552 9205 / 0207 774 8774

END
HOLKGGGMFNLGRZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 January 2008 16:42
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:2515L
William Hill PLC
07 January 2008

7 January 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 7 January 2008, 10,231 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,270,896 ordinary shares in issue, in addition 6,447,863 ordinary shares are held in treasury.

Enquiries:

Dennis Read — Deputy Company Secretary
020 8918 3723

END
STRILFVRLAIDIIT

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 January 2008 07:17
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Trading Statement

RNS Number:4636L
William Hill PLC
10 January 2008

WILLIAM HILL PLC

Trading Update

For the year ended 1 January 2008, a 53 week period, the Board currently expects full year earnings before interest, tax and exceptional items to be around £285m*.

In overall terms the Retail business (approximately 82% of total Group gross win) has performed strongly and the Telephone channel (approximately 5% of total Group gross win) has delivered a stable performance. The performance of the Internet business (approximately 12% of total Group gross win) has continued to be disappointing reflecting the legacy technology issues relating to the sportsbook as well as the competitive market environment.

In light of the ongoing technology issues impacting the Internet sportsbook the Board instigated an independent review in November 2007. Following this review the Board has decided to terminate the NextGen technology programme and to implement an externally developed third party technology solution. This is expected to be implemented by the end of the year. This decision will result in an exceptional non-cash impairment charge in relation to the existing NextGen technology programme of approximately £22m* in the 2007 results and restructuring charges of approximately £4m* in 2008.

We are in discussions with Turf TV and the Board remains confident in the outlook for the Retail business but anticipates that the performance of the Internet channel will remain challenged until the new technology solution is implemented.

The CEO search is progressing and the Board will update the market when appropriate.

The Group expects to release its preliminary announcement of the 2007 full year results on 27th February 2008.

* Subject to audit

Enquiries:

Charles Scott, Executive Chairman	Tel: 020 8918 3910
Simon Lane, Group Finance Director	Tel: 020 8918 3942
Nilay Patel, Corporate Finance Manager	Tel: 020 8918 3736
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
TSTSSAFAUSASEDF

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 14 January 2008 07:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

Alphameric PLC - Contract

RNS Number:6737L
Alphameric PLC
14 January 2008

For Immediate release
14 January 2008

Alphameric plc
('Alphameric')

Turf TV announces contract with William Hill

Alphameric, the provider of end-to-end solutions for the leisure and hospitality sectors, is pleased to announce that its joint venture company Amalgamated Racing has signed a contract with major high-street bookmaker William Hill to show Turf TV in all of William Hill's 2,275 betting offices.

The contract, which runs until 31st January 2013, brings to more than 8,400 the number of Licensed Betting Offices contracted for Turf TV's full service, showing exclusive pictures from 31 leading UK racecourses together with a range of other betting content.

Alan Morcombe, Alphameric Chief Executive, said:

'William Hill's decision to contract with TurfTV is extremely pleasing and its adoption of the TurfTV channel signifies a milestone in the development of our business. It now means that TurfTV has signed long-term contracts with the three major bookmakers in the UK and Ireland and the bulk of the independent marketplace. I am delighted that William Hill has decided to become a customer and we will work extremely hard to deliver maximum benefit to its business.'

- ends -

For further information, please contact:

Alphameric plc
Alan Morcombe, Group Chief Executive 01483 293 971

Weber Shandwick Financial
Nick Oborne / Georgia Dempsey 020 7067 0700

Notes to Editors

Alphameric plc is listed on the London Stock Exchange, and has for over 20 years provided a range of technology and operating services to the bookmaking market including Electronic Point of Sale ('EPoS') terminals, screen systems, media management and data services. Alphameric's customer base covers approximately 90% of British bookmaker shops including the major bookmakers such as William Hill, the Tote, Coral, Ladbrokes and BetFred. Alphameric provides media management services to nearly half of the smaller independent bookmaking market.

Amalgamated Racing is the owner of certain Licensed Betting Office media rights from 31 British racecourses, including Aintree, Ascot, Ayr, Bangor, Beverley, Carlisle, Cartmel, Catterick, Cheltenham, Chester, Epsom, Goodwood, Hamilton Park, Haydock Park, Huntingdon, Kempton Park, Ludlow, Market Rasen, Musselburgh, Newbury, Newmarket, Nottingham, Pontefract, Redcar, Salisbury, Sandown Park, Thirsk, Warwick, Wetherby, Wincanton and York. Its shareholders are Alphameric Gaming Limited and Racecourse

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 14 January 2008 07:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Turf TV

RNS Number:6617L
William Hill PLC
14 January 2008

William Hill PLC

Turf TV

11 January 2008

William Hill PLC announces that it has entered into a contract for five years with Amalgamated Racing Limited, trading as Turf TV, for the provision of live coverage of all horse races taking place at those horse-race courses for which Turf TV has exclusive rights. The contract was signed on Friday 11 January 2008.

This will allow all UK racing to be shown in the William Hill estate of licensed betting offices in the United Kingdom, the Isle of Man, Channel Islands and the Republic of Ireland from Saturday 12 January 2008.

Enquiries:

Fiona Antcliffe/ Deborah Spencer, Brunswick 020 7404 5959

MSCSFFEDFSASELF

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 15 January 2008 13:32
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:8121L
William Hill PLC
15 January 2008

The following notification was received on 14 January 2008 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

15 January 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :

Goldman, Sachs & Co.,

Goldman Sachs International,

Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:

14 January 2008

7. Threshold(s) that is/are crossed or reached:

7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	24,392,572	7.02%

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896		23,883,041	352,412	6.88%	0.10%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
24,235,453	6.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

The interest in 331,446 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 23,883,041 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 20,966 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

Proxy Voting:

10. Name of proxy holder:

N/A

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

General email contact:

shareholderdisclosures@gs.com

14. Contact name:

Sean Rogers / Alan Cox

15. Contact telephone number:

0207 552 9205 / 0207 774 8774

END
HOLZGGMMFKRGRZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 January 2008 16:42
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:9363L
William Hill PLC
16 January 2008

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

16 January 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :

Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:

16 January 2008

7. Threshold(s) that is/are crossed or reached:

Reached 8%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
3169889 GBP0.10	26,822,804	26,822,804

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	27,818,887		27,818,887		8.011

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
27,818,887	8.011

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

13,742 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

10,171 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,849 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

27,768,125 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Central Disclosure Unit

15. Contact telephone number:

+44 (0) 1444 418127

16. Identity of the persons or legal entity subject to the notification obligation:

Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH

+44 (0) 131 225 4555

17. Identify of the notifier

Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP

+44 (0) 1444 418127
GrpOps_CDU@LloydsTSB.co.uk

END
HOLFGGMMVVRGRZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 January 2008 16:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:9304L
William Hill PLC
16 January 2008

16 January 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 16 January 2008, 1,438 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,272,334 ordinary shares in issue, in addition 6,446,425 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END
STRILFIRLIIRLIT

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 January 2008 16:49
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4141M
William Hill PLC
23 January 2008

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

23 January 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :

Goldman, Sachs & Co.,
Goldman Sachs International,
Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

21 January 2008

6. Date on which issuer notified:

23 January 2008

7. Threshold(s) that is/are crossed or reached:

7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	24,235,453	6.98%

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896		24,276,067	355,389	6.99%	0.10%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
24,631,456	7.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

The interest in 340,446 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 24,276,067 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 14,943 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

General email contact:

shareholderdisclosures@gs.com

14. Contact name:

Sean Rogers / Alan Cox

15. Contact telephone number:

0207 552 9205 / 0207 774 8774

END
HOLDGGZMVFKGRZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 January 2008 11:45
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:3668M
William Hill PLC
23 January 2008

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

23 January 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :

Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:

22 January 2008

7. Threshold(s) that is/are crossed or reached:

Fallen below 8%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
3169889 GBP0.10	27,815,937	27,815,937

	Resulting situation after the triggering transaction				
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	27,702,416		27,702,416		7.977

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
27,702,416	7.977

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

13,742 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

10,171 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,849 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

27,651,654 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

....

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Central Disclosure Unit

15. Contact telephone number:
+44 (0) 1444 418127

16. Identity of the persons or legal entity subject to the notification obligation:

Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier

Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP
+44 (0) 1444 418127
GrpOps_CDU@LloydsTSB.co.uk

END
HOLFGGZMMFLGRZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 January 2008 10:40
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4536M
William Hill PLC
24 January 2008

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

24 January 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :

Perry Nominees Ltd

Boltro Nominees Ltd

Lloyds Bank (PEP) Nominees Ltd

State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):

22 January 2008

6. Date on which issuer notified:

23 January 2008

7. Threshold(s) that is/are crossed or reached:

Reached 8%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
3169889 GBP0.10	27,702,416	27,702,416

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	28,040,965		28,040,965		8.075

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
28,040,965	8.075

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

13,742 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

10,171 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,849 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

27,990,203 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Central Disclosure Unit

15. Contact telephone number:

+44 (0) 1444 418127

16. Identity of the persons or legal entity subject to the notification obligation:

Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier
Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP

+44 (0) 1444 418127
GrpOps_CDU@LloydsTSB.co.uk

END
HOLFGGZMGDFGRZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 28 January 2008 14:46
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:6853M
William Hill PLC
28 January 2008

The following notification was received on 25 January 2008 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

28 January 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :

Goldman, Sachs & Co.,
Goldman Sachs International,
Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

23 January 2008

6. Date on which issuer notified:

25 January 2008

7. Threshold(s) that is/are crossed or reached:

7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	24,631,456	7.09%

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896		23,827,883	355,389	6.86%	0.10%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
24,183,272	6.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

The interest in 340,446 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 23,827,883 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 14,943 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

General email contact:

shareholderdisclosures@gs.com

14. Contact name:

Sean Rogers / Alan Cox

15. Contact telephone number:

0207 552 9205 / 0207 774 8774

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLDGGZMDRMGRZM

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	30 January 2008 13:43
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:8763M
William Hill PLC
30 January 2008

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

30 January 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (

An event changing the breakdown of voting rights: (   )

Other (please specify) : Exemption DTR 5.1.3 (4)   (X)

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :

Goldman, Sachs & Co.,
Goldman Sachs International,
Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

25 January 2008

6. Date on which issuer notified:

29 January 2008

7. Threshold(s) that is/are crossed or reached:

Below 3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	24,183,272	6.96%

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896					

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

We hereby notify you that as at close of business on 25 January 2008, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
General email contact:
shareholderdisclosures@gs.com

14. Contact name:
Sean Rogers / Alan Cox

15. Contact telephone number:

0207 552 9205 / 0207 774 8774

END
HOLFGGFMFGRGRZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 January 2008 16:01
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:0171N
William Hill PLC
31 January 2008

31 January 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 31 January 2008, 23,002 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,295,336 ordinary shares in issue, in addition 6,423,423 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END
STRILFEELTILVIT

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 January 2008 16:22
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:0204N
William Hill PLC
31 January 2008

William Hill PLC

Total Voting Rights

On 31 January 2008 William Hill PLC had 347,295,336 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company.
William Hill PLC holds 6,423,423 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVRQFLFXVFBFBBD

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

END